SAMOYED ENERGY CORP. ENTERS INTO
LETTER OF INTENT WITH
ADVANCED VOICE RECOGNITION SYSTEMS, INC.

CANMORE, ALBERTA, CANADA – February 4, 2008 – Samoyed Energy Corp. (OTC BB: SMYD) today announced the signing of a letter of intent for a business combination with Advanced Voice Recognition Systems, Inc. (“AVRS”) and other transactions that, upon completion, would result in the current shareholders of AVRS becoming owners of an aggregate of 140,000,000 shares of SMYD common stock, or approximately 86% of the then outstanding common stock of SMYD.

AVRS has developed a speech recognition system for computerized transcriptions that it believes is unique.  AVRS’s approach to the objective of speech recognition and conversion to text is a radical departure from ASR (automatic speech recognition) commercial “shrink wrap” type products.  The AVRS technologies are referred to as Universal Human Interface Technology (UHITTM).  AVRS’s UHITTM technologies incorporate patented, patent pending and proprietary algorithms, software, hardware and marketing concepts.  The UHITTM  technologies are planned to offer broad, practical solutions for multi-user business, military, law enforcement and other network applications.  AVRS has studied both the successes and failures of standard ASR and AVRS’s UHIT based programs.  AVRS intends to initially focus on the medical profession because of the profession’s extensive use of dictation and its need for multiple applications of speech recognition technology in the generation of reports, documents and medical bills.  AVRS has conducted commercial studies and beta testing with Mayo Clinic Scottsdale, UCSD Medical Center and selected transcription companies and VAR’s.

In addition to the stock exchange between SMYD and the AVRS shareholders, the letter of intent also contemplates the transfer of all of SMYD’s current oil and gas assets and liabilities to SMYD’s largest shareholder in exchange for that shareholder’s transfer to SMYD of 22,749,998 shares of SMYD common stock currently owned by it.  Shareholders of SMYD will also return to the treasury 4,000,000 shares of SMYD common stock owned by them.

The full text of the letter of intent is attached to the company’s 8-K report as filed with the U.S. Securities and Exchange Commission (“SEC”).  The letter of intent is an expression of intent only, and is subject to the parties entering into a formal exchange agreement.  If the exchange agreement is not signed within 60 days, then the proposed business combination will expire.

FORWARD-LOOKING STATEMENTS

This press release includes forward-looking statements as determined by the SEC.  All statements, other than statements of historical facts, included in this press release that address activities, events, or developments that SMYD believes or anticipates will or may occur in the future are forward-looking statements.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of SMYD to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Such factors include the completion of reviews by SMYD and AVRS of each company’s records and business activities, completion of an exchange agreement satisfactory to all parties, prospects for commercial acceptance of AVRS’ products, the availability of financing, general economic and business conditions, and other factors over which SMYD has little or no control.  SMYD does not intend (and is not obligated) to update publicly any forward-looking statements.  The contents of this press release should be considered in conjunction with the warnings and cautionary statements contained in the recent filings of SMYD with the SEC.

Contact:

780-428-6022

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